September 2, 2025

Paul Richards
Chief Financial Officer
NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, TX 75201

       Re: NexPoint Diversified Real Estate Trust
           Registration Statement on Form S-3
           Filed August 22, 2025
           File No. 333-289799
Dear Paul Richards:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed August 22, 2025
General

1. With reference to the shares held by NexPoint Real Estate Advisors X, L.P., we note that the selling shareholder is identified as a wholly owned subsidiary of
       NexPoint. Given this relationship, you are not permitted to rely on Securities
       Act Rule 415(a)(1)(i) to register the shares because the rule excludes securities offered
       by    a person of which the registrant is a subsidiary.    Accordingly,
please amend your
       registration statement to disclose that this is a primary offering and identify the selling stockholder as an underwriter. For additional guidance, refer to Securities Act Rules
       Compliance and Disclosure Interpretations, Question 212.15.
 September 2, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Charlie Haag